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                TENDER OFFER FOR CLASSIC VACATION GROUP EXTENDED


COMPANY CONTACT: SHAUN COLLYER, (212) 605-3224


FOR IMMEDIATE RELEASE



     NEW YORK, NEW YORK, January 7, 2002 - Three Cities Research, Inc. announced that the pending tender offer by CVG Acquisition Corporation for shares of Classic Vacation Group, Inc. (AMEX:CLV) has been extended until 5:00 p.m. New York City time on January 18, 2002. The extension is to permit a Special Committee of the Classic Vacation Group Board to work on a transaction which may be more favorable to its shareholders than the tender offer.

     CVG Acquisition Corporation is wholly owned by CVG Investment LLC, which in turn is 80% owned by a fund advised by Three Cities Research and 20% owned by a fund advised by Thayer Capital Partners. In its tender offer, it has offered to purchase all the Classic Vacation Group shares which Thayer or Three Cities do not already own for $0.15 per share. The tender offer, which had already been extended once, was due to expire at 5:00 p.m. New York City time on January 7, 2002.

     A spokesman for Three Cities Research said "As has previously been disclosed, during December, Classic Vacation Group received an acquisition proposal which was not acceptable to Three Cities. A new proposal has been received which appears to address Three Cities' principal objections. The Special Committee of Classic Vacation Group's Board asked that the tender offer be extended in order to permit negotiations regarding the alternate transaction to continue. In view of the changes reflected in the new proposal, Three
Cities and Thayer agreed to extend the expiration date of the tender offer.

     "It is not clear that the proposed alternate transaction as it is currently structured would be more favorable to the Classic Vacation Group shareholders than the pending tender offer. We anticipate that what shareholders will receive will be the principal focus of discussions between the potential acquirer and the Classic Vacation Group Special Committee.

     "Although Three Cities has extended the tender offer to permit negotiations between the Special Committee and the proposed acquirer to continue, Three Cities is aware of the uncertainty extension of the tender offer creates. Therefore, it is unlikely Three Cities will agree to extend the tender offer beyond January 18, unless a transaction has been agreed to and definitive agreements have been signed by then."

     At the close of business on January 4, 2002, 1,230,344 shares had been tendered in response to the tender offer and not withdrawn.